UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

Section 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2018

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic& Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant's Certifying Accountant

Item 4.01 Changes in Registrant's Certifying Accountant.

On July 20, 2018, ZK International Group Co., Ltd. (the “Company”) was informed by its independent registered accountants, ZH CPA LLP (“ZH LLP”), that ZH LLP has changed its name from “ZH CPA LLP” to ZH CPA LLC (“ZH LLC”), effective from July 22, 2018. The principals and staff of ZH LLC are the same audit partner and staff who performed audit for the Company during the fiscal years ended September 30, 2017 and 2016.

The reports of ZH LLP on the Company’s financial statements as of and for the years ended September 30, 2017 and 2016 contained no adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle.

During the recent fiscal years ended September 30, 2017 and 2016, there have been no (i) disagreements with ZH LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH LLP satisfaction, would have caused ZH LLP to make reference to the subject matter of the disagreement(s) in connection with its reports; or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Neither the Company nor anyone on behalf of the Company consulted ZH LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or contemplated, or the type of audit opinion that might be rendered on the financial statements of the Company, and no written or oral advice of ZH LLP was provided with respect to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a disagreement of the type described in Item 304(a)(iv) of Regulation S-K or any “reportable event described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided ZH LLP with a copy of the above disclosures and requested that ZH LLP furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of ZH LLP’s letter, dated July 25, 2018 is filed as Exhibit 16.1 to this Current Report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit 16.1 Letter of ZH CPA LLP (now ZH CPA LLC) dated July 25, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name: Title:	Jiancong Huang Chief Executive Officer and Chairman of the Board